TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Annual General Meeting and Corporate Update

March 24, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") will hold its annual general meeting of shareholders ("Annual Meeting") on Wednesday, May 3, 2023 commencing at 1:30 pm Vancouver time, followed by a corporate update commencing at 1:45 pm. Shareholders who cannot attend the Annual Meeting or the corporate update in person are invited to join online.

Information regarding how to participate in the Annual Meeting has been distributed to shareholders and is also available for download on our website at www.EquinoxGold.com/shareholder-events.

Shareholders can submit questions in advance about Equinox Gold, the Annual Meeting or the voting process using the Submit a Question form on our website at www.EquinoxGold.com/investors/agm-contact/.

Annual Meeting and Corporate Update

Attend in Person

Suite 2600, 595 Burrard Street, Vancouver, BC

Attend Online

Annual Meeting https://meetnow.global/MAGS6UV

Corporate Update www.EquinoxGold.com/shareholder-events

Change to Board Nominees

General Wesley Clark, currently a director of the Company, is not standing for re-election at the Annual Meeting.

Ross Beaty, Chair of Equinox Gold, commented: "On behalf of everyone at Equinox Gold, I'd like to thank General Clark for his service to our Company. Since joining the Board of Directors in 2020, General Clark has made a significant and valued contribution to the growth and success of Equinox Gold." General Clark will continue as a special advisor to the Board.

Meeting Materials

To further its commitment to environmental sustainability and to reduce its printing and mailing costs, Equinox Gold uses the Notice and Access process for the delivery of meeting materials. Under Notice and Access, instead of receiving printed copies of the meeting materials shareholders receive a Notice and Access Notification containing details of the Annual Meeting date and purpose, how to access the live webcast, and information on how to access the meeting materials electronically. Shareholders with existing instructions on their account to receive printed materials have been mailed a printed copy of the meeting materials.

All of the meeting materials can be downloaded at www.EquinoxGold.com/shareholder-events and from Equinox Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Shareholders may request that printed copies of the meeting materials be mailed to them at no cost by contacting the Company by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America) or +1-604-558-0560 (International) or by email at info@equinoxgold.com.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Annual Filings

The Company has filed its Annual Information Form and its Annual Report on Form 40-F for the year ended December 31, 2022. The Annual Information Form is available for download on SEDAR, on EDGAR and on Equinox Gold's website. The Form 40-F is available for download on EDGAR.

Equinox Gold Contact

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com